Exhibit 12.2

MedEquities Realty Operating Partnership, LP

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

		Years ended December 31,
	Six months ended June 30, 2017	2016	2015	2014(1)
Earnings:
Net income	$11,207	$11,316	$16,730	$23
Add: Fixed charges	3,380	10,994	7,272	348
Less: Net income attributable to noncontrolling interest	(1,880)	(266)	(4,029)	—

Total earnings	$12,707	$22,044	$19,973	$371

Fixed charges and preferred stock dividends:
Interest expense	$3,323	$10,883	$7,163	$317
Portion of rental expense which represents interest factor	57	111	109	31

Fixed charges	$3,380	$10,994	$7,272	$348

Ratio of earnings to fixed charges	3.76	2.01	2.75	1.07

(1)	Represents the period from April 23, 2014 (inception) to December 31, 2014.